FOIA Confidential Treatment Requested

by Veritone, Inc. (VI Request 001)

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY VERITONE, INC. WITH RESPECT TO THE OMITTED PORTIONS (VI REQUEST 001). INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

April 10, 2017

Via EDGAR and Courier Service

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mengyao Lu Ivan Griswold

Re:	Veritone, Inc.
Draft Registration Statement on Form S-1
SEC File No. 333-216726

This letter is being furnished supplementally on behalf of our client, Veritone, Inc. (the “Company”) in connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement (the “Registration Statement”). The Company is concurrently filing via EDGAR a redacted copy of this letter (as discussed below) to provide supplemental information to the Staff regarding the preliminary estimated initial public offering price per share for the Company’s proposed initial public offering (“IPO”) and to provide a further response to Comment 12 in the Staff’s letter to the Company dated February 16, 2016 (the “Previous Comment Letter”), which was restated in Comment 5 in the Staff’s letter to the Company dated March 31, 2017 (the “New Comment Letter,” which together with the Previous Comment Letter are collectively referred to as the “Comment Letters”). We have restated Comment 12 from the Previous Comment Letter below in bold and italics, and the discussion set forth below such paragraph is the Company’s response to such Comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

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For the convenience of the Staff, we are delivering by courier two (2) copies of this letter to Mengyao Lu and Ivan Griswold.

Note 6. Stockholders’ Equity (Deficit)

Stock-Based Compensation, page F-21

12.	We note your response to prior comment 24. When available, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock. In addition, we note on pages F-22 and F-23 that the average fair value for the restricted shares and share options granted during the nine-months ended September 30, 2016 were $0.85 and $0.90, respectively. On page F-20, we note you recorded share-based compensation expense of approximately $1.4 million or $0.90 per share for the shares issued to your founders in April 2016. For these grants, describe how you estimated the fair values of your underlying shares of common stock. In this regard, we note the significant increase in the estimated fair value of common stock of $4.50 per share in October 2016 as mentioned in your response to prior comment 24. Reconcile and explain the difference between the fair value of the underlying stock in April 2016 to the estimated fair value as of October 2016 (i.e., $0.90 to $4.50).

The Company supplementally advises the Staff that on April 6, 2017, the representatives of the lead underwriter presented and discussed a proposed price range for the Company’s initial public offering (“IPO”) and advised the Company that, based on then-current market conditions, they anticipated that they would recommend a preliminary price range of $[***] to $[***] (the “Preliminary Price Range”) per share. The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus will be except that the price range to be set forth in the Company’s preliminary prospectus will be adjusted to take into account a reverse stock split of the Company’s Common Stock that will become effective before the distribution of the preliminary prospectus (the “Reverse Stock Split”).

Furthermore, the actual Preliminary Price Range to be included in the preliminary prospectus is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company and its markets. The actual Preliminary Price Range and Reverse Stock Split to be included in the preliminary prospectus will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

As previously disclosed in the Registration Statement, each time the Company’s Board of Directors (the “Board”) has granted options under the Company’s 2014 Stock Option/Stock Issuance Plan (the “2014 Plan”), the Board has granted those options with an exercise price equal to or higher than the fair value of the underlying Common Stock determined by the Board on the date of the grant. Given the absence of an active trading market for the Company’s Common Stock, determining the fair value of the Company’s Common Stock on the various dates referenced below required the Company’s Board to make complex and subjective judgments based on the information available to the Board at the time of grant. In doing so, the Company’s Board considered a combination of valuation methodologies and factors as discussed below.

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April 2016 Valuation and Issuances

On April 5, 2016, the Company issued 1,603,059 shares of the Company’s common stock (the “Common Stock”) to NCI Investments, Inc., a limited liability company beneficially owned by Chad Steelberg, the Company’s Chief Executive Officer, and Ryan Steelberg, who was the President of the Company’s subsidiary, Veritone Media, Inc., and is now the Company’s President. The Company also issued 177,367 shares of Common Stock on April 5, 2016 to an existing stockholder in connection with a settlement agreement with such stockholder. Between April 15, 2016 and April 26, 2016, the Company awarded 163,568 restricted shares of Common Stock under the 2014 Plan to Ryan Steelberg and granted options to purchase an aggregate of 238,385 shares of Common Stock at an exercise price per share of $0.90 per share to other employees of the Company under the 2014 Plan.

At the time of all of the foregoing issuances and grants, the Board determined that the fair market value of the Common Stock was less than or equal to $0.90 per share, which was based upon all of the facts and circumstances available to the Board at that time, the primary considerations of which included (A) the Company’s business, operating results and challenges as of the grant date; (B) the Company’s need for a capital infusion to execute its business plan, (C) declines in revenues from the Company’s two largest customers in 2015, LifeLock and DraftKings, whose revenues represented 46.2% of the Company’s net revenues in 2015, (D) the prices at which the Company had previously repurchased shares of its Common Stock from existing stockholders; and (E) the preliminary results of a valuation report of the Company as of December 31, 2015, which was prepared by an independent valuation firm; however, such preliminary results were not yet available at the time of the April 5, 2016 grants.

The final valuation report reflected a fair market value of the Common Stock of $0.85 per share, and accordingly, the Company accounted for such issuances using a fair value based on the $0.85 per share fair market value of the Common Stock. The same independent valuation firm subsequently issued another valuation report as of April 30, 2016, which also confirmed that the fair market value of the Common Stock was still $0.85 per share as of that date.

Please note that the April 5, 2016 Common Stock issuances were recorded using a fair value of $0.90 per share as the Company did not yet have the benefit of the preliminary valuation results at the time of those issuances, and the Company ultimately determined that the $0.05 per share difference was not material.

Increase in Value from April 2016 to October 2016

Between April 27, 2016 and December 31, 2016, the following grants and issuances were made under the 2014 Plan:

•	On October 31, 2016, the Company awarded an aggregate of 120,000 restricted shares of Common Stock to the Company’s employees and granted options to purchase an aggregate of 196,600 shares of Common Stock to employees at an exercise price per share of $4.50 per share;

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•	On November 8, 2016, the Company awarded an aggregate of 50,000 restricted shares of Common Stock to employees of and one consultant to the Company; and

•	On November 16, the Company awarded an aggregate of 23,000 restricted shares of Common Stock to employees of the Company.

All of the foregoing grants and awards were accounted for using a fair value of $4.50 per share.

The increase in the value of the Common Stock from $0.85 per share as of April 2016 to $4.50 per share as of October 2016 and November 2016 was largely attributable to the Acacia Investment in August 2016 and the use of the cash proceeds from such investment to expand the Company’s business development efforts and to develop and commercialize the Company’s AI platform business, as well as the initial progress the Company made in its initial public offering (“IPO”). Prior to the Acacia Investment, the Company’s business development efforts and ability to commercialize its AI platform were largely restricted by the Company’s limited cash resources. With the $10 million borrowing from Acacia in August 2016, the ability to borrow an additional $10 million (which was drawn in November 2016), and the $30 million Acacia primary warrant that would be exercised for cash upon completion of the Company’s IPO, the Company was able to expand significantly its research and development efforts to add functionality and third party cognitive engines to the AI platform, to develop the sales and marketing team for its AI platform business and to enhance the Company’s business development efforts in general. The specific developments included hiring additional employees in the engineering, product development and marketing departments and adding three members to senior management. As a result, the Company’s headcount increased from 81 employees at April 30, 2016, to 105 at September 30, 2016, and to 135 at December 31, 2016. During this time frame, the number of cognitive engines available on the Company’s AI platform increased from 14 engines as of April 30, 2016 to 32 engines as of October 31, 2016, and increased further to 43 engines by March 2017.

The increase in the value of the Company between April 2016 and October 2016 was also due in part to the following achievements during such period:

•	In May 2016, the Company initiated a free, trial subscription to the Company’s AI platform with a large, national radio station group, which ultimately resulted in the radio station group signing a group-wide contract with the Company in March 2017 (discussed below);

•	In June 2016, the Company established a reseller agreement with another large, national radio station group that owns and operates approximately 460 radio stations and has more than 8,000 broadcast partners/affiliates; and

•	The Company signed approximately 25 master service agreements in the Company’s Media Agency Business from May 2016 to September 2016.

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The Company’s independent valuation firm completed another valuation of the Common Stock as of August 31, 2016 to give effect to the Acacia Investment and the developments in the Company’s business and operations during that time, which concluded that the fair value of the Common Stock at that time was $4.50 per share. This valuation was a primary consideration used by the Board in establishing the fair value of the options and restricted stock granted under the 2014 Plan in October 2016 and November 2016, but such value also reflects the Company’s business, prospects and results of operations at the time of grant.

In performing its valuation analysis as of August 31, 2016, the valuation firm assigned a probability of 75% to the scenario of the Company undertaking a future initial public offering (“IPO”), whereas its earlier valuation analyses did not incorporate an IPO scenario. Prior to the Acacia Investment, the Company did not plan to conduct an IPO, and as such, neither the December 31, 2015 nor the April 30, 2016 valuation reports considered an IPO to be likely, and so did not incorporate that scenario into the valuation models in such reports. However, the Acacia Investment in August 2016 significantly increased the likelihood of the completion of an IPO because (i) the Company was incentivized to pursue an IPO because all borrowings from Acacia were convertible into Common Stock upon completion of an IPO and the Company is eligible to receive additional cash proceeds upon the exercise of the Primary Warrant (approximately $30 million) upon completion of an IPO and (ii) the investment agreement with Acacia requires the Company to use its commercially reasonable efforts to complete an IPO. Furthermore, during this period, the Company made significant progress in the IPO process, as evidenced by the engagement of the managing underwriters in September 2016 and the holding of an organizational meeting with the investment bankers on September 16, 2016. As a result, in the August 31, 2016 valuation, the IPO scenario was assigned a probability of 75%.

As previously mentioned, at the time of the October 2016 grants and the November 2016 awards, the managing underwriters for this offering had not yet provided the Company with an estimated valuation for the Company or even a price range for the estimated offering price of the Common Stock in the IPO.

Increase in Value from December 2016 to April 2017

The Company’s independent valuation firm completed another valuation of the Common Stock as of December 31, 2016, which resulted in an overall valuation of the Company that was essentially unchanged from the August 31, 2016 valuation, but reduced the fair value of the Common Stock to $4.01 due to an increase in the number of shares reserved for future issuance under the 2014 Plan.

On April 6, 2017, the managing underwriters for this offering advised the Company that the preliminary offering price range for this offering is expected to be between $[***] and $[***] per share. The increase in the value of the Company from the $4.01 per share valuation as of December 31, 2016 to the preliminary estimated offering price range for this offering on April 6, 2017 was due in part to the fact that the prior valuations reflected a 25% discount due to the illiquidity of the shares at that time, whereas the estimated offering price range does not reflect such an illiquidity discount (because it relates to shares that will be publicly-traded). Upon the Company’s public filing of the

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Registration Statement with the Commission on March 15, 2017 and the testing the waters meetings held during the past two weeks, the likelihood of completing the IPO has significantly increased. Now that the Company’s IPO is now highly likely, the Board determined to contingently grant options to purchase the Company’s Common Stock with a grant date on the effective date of the Registration Statement and with an exercise price equal to the IPO price, as will be disclosed in the preliminary prospectus.

The Company believes the difference between the fair value of its Common Stock after the December 31, 2016 valuation was also due in part to the following achievements and improvements to the Company’s overall business and operating results and other factors set forth below:

•	In January 2017, the Company completed the integration of its AI platform with a leading provider of eDiscovery software, and entered into 12 reseller agreements with providers of eDiscovery software and services;

•	In the first two months of 2017, the Company’s Media Agency Business recognized, an increase of more than [***] over the same period in 2016;

•	In the first two months of 2017, the Company’s net revenues from its AI Platform Business increased more than [***] over the same period in 2016;

•	In February 2017, the Company signed a license agreement with a large television financial news network, which represented its first license agreement with a large television network and provided important customer validation of the Company’s software solution and value proposition for television broadcasters;

•	In March 2017, the Company signed a group-wide license agreement with a major national radio station group, covering over 100 stations, which represents the Company’s largest AI platform license agreement to date;

•	In March 2017, the Company signed a memorandum of understanding with a leading global provider of body-worn cameras and other law enforcement products, regarding an agreement to integrate their product offerings to apply the Company’s AI capabilities to extract and process crucial data from police body-worn cameras;

•	In March 2017, the Company negotiated an agreement in principle with a leading provider of ultra high capacity tiered storage, archive and data protection systems, pursuant to which the Company and such systems provider are negotiating the terms of a definitive agreement to integrate their product offerings to provide AI-enabled storage solutions;

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•	In March 2017, the Company entered into a Teaming Agreement with a major U.S. defense contractor, pursuant to which such contractor is including the Company’s AI platform in government contract proposals;

•	The Preliminary Price Range also took into account performance and valuations of companies in the first quarter of 2017 that the underwriters expect will be viewed by investors as comparable to the Company;

•	The December 31, 2016 valuation report reflected the illiquidity of the Company’s Common Stock on December 31, 2016 and the uncertainty of the IPO. Given the proximity to the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability; and

•	The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, in the event of any liquidation, dissolution or winding-up of the Company, the existing preferred stock has a liquidation preference equal to the original purchase price plus an 8% cumulative return prior to any payments to holders of common stock and also allows them to participate with the Common Stock for up to another 1X liquidation preference. In addition, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s Common Stock. The holders of convertible preferred stock also have anti-dilution protection under certain circumstances and special protective provisions. The Preliminary Price Range assumes the conversion of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased Common Stock valuation.

Conclusion

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common stock at the time of each of the grant and award dates set forth below complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment) and the Internal Revenue Code of 1986, as amended. As you are aware, the Company is in the process of updating its 2016 financial statements in response to Comment 6 of the New Comment Letter. As such, if the Staff disagrees with our conclusions set forth above, we would request an opportunity to discuss the analysis with the Staff on a conference call as soon as possible as we plan to file Amendment No. 1 later this week with the updated 2016 financial statements.

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Should the Staff have any further questions or comments regarding this submittal, please do not hesitate to contact the undersigned at (949) 399-7130.

Sincerely,

MORGAN, LEWIS & BOCKIUS LLP

/S/ Ellen S. Bancroft

Ellen S. Bancroft, Partner

CC:	Chad Steelberg, Chief Executive Officer

Peter F. Collins, Chief Financial Officer

Jeffrey B. Coyne, Executive Vice President & General Counsel, Veritone, Inc.

Ryan C. Wilkins, Esq., Stradling, Yocca, Carlson & Rauth, P.C.